105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31653

MITCHELLS & BUTLERS plc
(Exact name of registrant as specified in its charter)

27 FLEET STREET, BIRMINGHAM, B3 1JP, ENGLAND, TEL: +44 (0)870 609 3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ORDINARY SHARES OF 8.13/24p EACH
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	Rule 12h-6(d)
(for equity securities	(for successor registrants)
Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

Back to Contents

Item 1.	Exchange Act Reporting History
Mitchells & Butlers first incurred its duty to file reports under the Securities Exchange Act of 1934 as a successor registrant when its ordinary shares were issued to former shareholders of Six Continents on demerger in April 2003.

During the 12-month period preceding the filing of this Form 15F, Mitchells & Butlers has filed or submitted all reports required under the Exchange Act section 13(a) or section 15(d) and corresponding SEC rules. Mitchells & Butlers filed a Form 15 on August 24, 2006 terminating its reporting obligations, and accordingly was not required to file a Form 20-F annual report in respect of the financial year ended September 30, 2006.

Item 2.	Recent United States Market Activity
Not applicable.

Item 3.	Foreign Listing and Primary Trading Market
The primary trading market for Mitchells & Butlers' ordinary shares is the London Stock Exchange. The shares have been listed on the Exchange since April 2003, including during the 12 months preceding the filing of this Form 15F and on the date of this filing.

Item 4.	Comparative Trading Volume Data
Not applicable.

Item 5.	Alternative Record Holder Information
As at May 18, 2007, Mitchells & Butlers' ordinary shares were held of record by 193 persons resident in the United States, based on information obtained through the Company's registrar.

Item 6.	Debt Securities
Not applicable.

Item 7.	Notice Requirement
Not applicable.

Item 8.	Prior Form 15 Filers
Mitchells & Butlers filed a Form 15 on August 24, 2006 to terminate the registration of its ordinary shares pursuant to Rule 12g-4 under the Exchange Act.

Item 9.	Rule 12g3-2(b) Exemption
Mitchells & Butlers will publish the information required by Rule 12g3-2(b)(1)(iii) on its website at www.mbplc.com

Item 10.	Exhibits
Not applicable.

Item 11.	Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) Its ordinary shares were held of record by 300 or more persons resident in the United States residents; or

(2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, Mitchells & Butlers plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Mitchells & Butlers plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: 6 June 2007                               By: K NAFFAH Karim Naffah (FINANCE DIRECTOR)